Mr. William Demarest
United States Securities and Exchange Commission
Washington, D.C.
20549

March 7, 2007

RE: File No. 0-29067 - Responses to SEC Letter dated February 26, 2007

Dear Mr. Demarest:

Attached is Most Home Corp.'s response to your letter dated February 26, 2007 in regards to our 10KSB filing for the year ended July 31, 2006.

Our discussion regarding gross margin on referral revenues has been analysed two ways; (1) discussion of Gross Margin as a percentage and (2) Gross Margin as a dollar amount. Our referral revenue has higher costs associated with it compared to our other revenue sources. It is labor intensive, and therefore has a lower gross margin. Our other sources of revenue have fewer costs associated with them, thereby having a higher gross margin. As referral revenue decreases, total gross margin dollars will decrease, however, gross margin as a percentage of 'overall' revenue would eventually increase due to our other higher gross margin revenue sources.

At this time, our direct labor associated with referral revenue is not currently operating at 100% capacity. With the addition of several major contracts, we anticipate higher volumes of referrals and higher referral revenue associated with it. Most Home is not in a position to reduce labor costs (ie layoffs) at this time. Unless we determine a need to reduce labor, our gross margin will decline as referral revenues decline.

You have also asked us to provide a comparative table for costs of revenues. The Company currently does not record cost of revenues by revenue source. We may determine to do this in the future as revenues increase.

Sincerely,

/s/ Michael J. Schutz
Michael J. Schutz
Chief Financial Officer and Treasurer
Most Home Corp.